Exhibit 99.4

THIS IS A TRANSLATION FROM THE SWEDISH ORIGINAL

Auditor’s Report

To the general meeting of the shareholders of Einride AB (publ), corporate identity number 559074–8926.

Report on the annual accounts and consolidated accounts

Opinions

We have audited the annual accounts and consolidated accounts of Einride AB (publ) for the financial year 2025.

In our opinion, the annual accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the parent company as of 31 December 2025 and its financial performance and cash flow for the year in accordance with the Annual Accounts Act. The consolidated accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the group as of 31 December 2025 and its financial performance and cash flow for the year in accordance with IFRS Accounting Standards, as adopted by the EU, and the Annual Accounts Act. The statutory administration report is consistent with the other parts of the annual accounts and consolidated accounts.

We therefore recommend that the general meeting of shareholders adopts the income statement and balance sheet for the parent company and the statement of comprehensive income and statement of financial position for the group.

Basis for Opinions

We conducted our audit in accordance with International Standards on Auditing (ISA) and generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the parent company and the group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Material Uncertainty Related to Going Concern

We draw attention to the information disclosed in the statutory administration report on page 7 of the annual report, which states that the company has incurred recurring losses from operations and has indicated that there is significant uncertainty related to the going concern assumption. Management’s assessment of these events and conditions and the plans regarding these matters are also described on page 13.

These conditions indicate that a material uncertainty exists that may cast significant doubt on the company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Emphasis of Matter

We draw attention to the group’s note 36 and the parent company’s note 25 Restatement of the annual report for 2024, which contain information about the material effects of adjustments to prior-year comparative figures. Our opinion is not modified in respect of this matter.

Responsibilities of the Board of Directors and the Managing Director

The Board of Directors and the Managing Director are responsible for the preparation of the annual accounts and consolidated accounts and for ensuring that they present fairly in accordance with the Annual Accounts Act and, as regards the consolidated accounts, in accordance with IFRS Accounting Standards as adopted by the EU. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of annual accounts and consolidated accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts and consolidated accounts, the Board of Directors and the Managing Director are responsible for assessing the company’s ability to continue as a going concern. They disclose, as applicable, matters that may affect the ability to continue as a going concern and to use the going concern basis of accounting. However, the going concern basis of accounting is not applied if the Board of Directors and the Managing Director intend to liquidate the company, cease operations or have no realistic alternative but to do so.

Auditor’s Responsibilities

Our objectives are to obtain reasonable assurance about whether the annual accounts and consolidated accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinions. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA and generally accepted auditing standards in Sweden will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the annual accounts and consolidated accounts.

As part of an audit in accordance with ISA, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●	identify and assess the risks of material misstatement in the annual accounts and consolidated accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	obtain an understanding of the company’s internal control relevant to our audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control.

●	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and the Managing Director.

●	conclude on the appropriateness of the Board of Directors’ and the Managing Director’s use of the going concern basis of accounting in preparing the annual accounts and consolidated accounts. We also conclude, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion on the annual accounts and consolidated accounts. Our conclusions are based on the audit evidence obtained up to the date of the auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern.

●	evaluate the overall presentation, structure and content of the annual accounts and consolidated accounts, including the disclosures, and whether the annual accounts and consolidated accounts represent the underlying transactions and events in a manner that achieves fair presentation.

●	plan and perform the group audit to obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the consolidated accounts. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our opinions.

We must inform the Board of Directors of, among other matters, the planned scope and timing of the audit. We must also inform them of significant audit findings, including any significant deficiencies in internal control that we identify.

The English text is an in-house translation. In the event of any differences between this translation and the original Swedish version, the latter shall prevail.

THIS IS A TRANSLATION FROM THE SWEDISH ORIGINAL

Report on other legal and regulatory requirements

Opinions

In addition to our audit of the annual accounts and consolidated accounts, we have also audited the administration of the Board of Directors and the Managing Director of Einride AB (publ) for the financial year 2025 and the proposed appropriations of the company’s profit or loss.

We recommend that the general meeting of shareholders appropriates the profit in accordance with the proposal in the statutory administration report and grants the members of the Board of Directors and the Managing Director discharge from liability for the financial year.

Basis for Opinions

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the parent company and the group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Responsibilities of the Board of Directors and the Managing Director

The Board of Directors is responsible for the proposal for appropriations of the company’s profit or loss. A proposal for dividend includes, among other things, an assessment of whether the dividend is justifiable considering the requirements that the nature, scope and risks of the company’s and the group’s operations place on the size of the parent company’s and the group’s equity, consolidation requirements, liquidity and financial position in general.

The Board of Directors is responsible for the company’s organisation and the administration of the company’s affairs. This includes, among other things, continuously assessing the company’s and the group’s financial situation and ensuring that the company’s organisation is designed so that accounting, management of assets and the company’s financial affairs in general are controlled in a satisfactory manner. The Managing Director shall manage the day-to-day administration in accordance with the Board of Directors’ guidelines and instructions and, among other things, take the measures necessary to ensure that the company’s accounting is carried out in accordance with law and that the management of assets is conducted in a satisfactory manner.

Auditor’s Responsibilities

Our objective concerning the audit of the administration, and thereby our opinion on discharge from liability, is to obtain audit evidence to assess with reasonable assurance whether any member of the Board of Directors or the Managing Director in any material respect:

●	has undertaken any action or been guilty of any omission that may give rise to liability for damages to the company, or

●	has otherwise acted in contravention of the Companies Act, the Annual Accounts Act or the articles of association.

Our objective concerning the audit of the proposed appropriations of the company’s profit or loss, and thereby our opinion on this matter, is to assess with reasonable assurance whether the proposal is in accordance with the Companies Act.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in Sweden will always detect actions or omissions that may give rise to liability for damages to the company, or that a proposal for appropriations of the company’s profit or loss is not in accordance with the Companies Act.

As part of an audit in accordance with generally accepted auditing standards in Sweden, we exercise professional judgment and maintain professional scepticism throughout the audit. The examination of the administration and the proposed appropriations of the company’s profit or loss is based primarily on the audit of the accounts. The additional audit procedures performed are based on our professional judgment with risk and materiality as the starting point. This means that we focus our examination on such actions, areas and circumstances that are material to the operations and where deviations and violations would have particular significance for the company’s situation. We examine and test decisions taken, supporting documentation for decisions, actions taken and other circumstances that are relevant to our opinion on discharge from liability. As a basis for our opinion on the Board of Directors’ proposal for appropriations of the company’s profit or loss, we examined whether the proposal is in accordance with the Companies Act.

Stockholm, on the date stated in our electronic signature

Ernst & Young AB

/s/ Charlotte Holmstrand

Charlotte Holmstrand
Authorized Public Accountant

The English text is an in-house translation. In the event of any differences between this translation and the original Swedish version, the latter shall prevail.